FORM 11-K

(Mark one)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1996

                                       OR

                  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___ to ___.

Commission file number #

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                               Ryder System, Inc.
                               3600 N.W. 82 Avenue
                              Miami, Florida 33166

                              REQUIRED INFORMATION

FINANCIAL STATEMENTS

         Independent Auditors' Report
         Statement of Financial Position, with Fund Information, as of
            December 31, 1996 and 1995
         Statement of Income & Changes in Plan Equity, with Fund Information, for the year ending December 31, 1996, 1995, and 1994
         Notes to Financial Statements

EXHIBITS

         Independent Auditors' Consent
         Schedule I - Schedule of Investments
           as of December 31, 1996 and 1995
         Schedule II - Schedule of Reportable Transactions for the Year Ended December 31, 1996



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

Date:  June 26, 1997                  By: /s/ Thomas E. McKinnon
                                          --------------------------------------
                                          Thomas E. McKinnon
                                          Chairman - Retirement Committee
                                          Executive Vice President - Human
                                            Resources and Corporate Services

           Peat Marwick LLP

           One Biscayne Tower     Telephone 305 358 2300    Telefax 305 577 0544
           Suite 2900
           2 South  Biscayne Boulevard
           Miami, FL 33131

                          INDEPENDENT AUDITORS' REPORT


The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:

We have audited the accompanying statements of financial position with fund information of Ryder System, Inc. Employee Savings Plan B as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity with fund information for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the plan equity available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in plan equity available for benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Investments and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position with fund information and statements of income and changes in plan equity with fund information are presented for purposes of additional analysis rather than to pressent the financial position and changes in plan equity for each fund. The supplemental schedules and fund information have been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    KPMG PEAT MARWICK LLP

Miami, Florida
June 11, 1997

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION

                                DECEMBER 31, 1996

                   ASSETS             FUND A        FUND B        FUND D       FUND E       FUND F        FUND G
                                 ----------------------------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                    $      655,632    10,316,351       169,310      353,979      239,592       135,668
    Group annuity insurance
      contracts, at cost                      0    67,208,528             0            0            0             0
    Pooled investment funds
      (cost, $123,536,599)                    0             0    33,020,568   70,902,228   28,769,297    17,490,666
    Securities of
      participating employer
      (cost, $20,795,669)            29,175,314             0             0            0            0             0
    Participant loans receivable              0             0             0            0            0             0
                                 ----------------------------------------------------------------------------------
      Total investments              29,830,946    77,524,879    33,189,878   71,256,207   29,008,889    17,626,334
  Dividends and interest
    receivable                            2,178       415,485       104,872            0          153             0
  Contributions receivable
    and other                           113,338       470,295       105,822      316,930      119,299        87,571
  Interfund transfers
    receivable (payable)                 98,833       253,928       110,582      (32,549)      36,885        28,226
                                 ----------------------------------------------------------------------------------
      Total assets               $   30,045,295    78,664,587    33,511,154   71,540,588   29,165,226    17,742,131
                                 ==================================================================================
   LIABILITIES AND PLAN EQUITY
   Other liabilities             $      156,710        77,104       114,570       80,796       21,316        26,668

Plan equity                          29,888,585    78,587,483    33,396,584   71,459,792   29,143,910    17,715,463
  Total liabilities              ----------------------------------------------------------------------------------
    and plan equity              $   30,045,295    78,664,587    33,511,154   71,540,588   29,165,226    17,742,131
                                 ==================================================================================
Number of units                         322,405     6,741,744       698,700    1,117,543      319,442       269,906
                                 ==================================================================================
Plan equity per unit             $        92.71         11.66         47.80        63.94        91.23         65.64
                                 ==================================================================================

(RESTUBBED TABLE CONTINUED)

        ASSETS                        FUND I       FUND J     FUND K       LOANS          TOTAL
                                  -----------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                            43,839      23,756      8,516             0     11,946,643
    Group annuity insurance
      contracts, at cost                      0           0          0             0     67,208,528
    Pooled investment funds
      (cost, $123,536,599)            1,626,787   1,108,303    379,303             0    153,297,152
    Securities of
      participating employer
      (cost, $20,795,669)                     0           0          0             0     29,175,314
    Participant loans receivable              0           0          0    17,404,300     17,404,300
                                 ------------------------------------------------------------------
      Total investments               1,670,626   1,132,059    387,819    17,404,300    279,031,937
  Dividends and interest
    receivable                                0           0          0             0        522,688
  Contributions receivable
    and other                            28,716      14,359      2,811             0      1,259,141
  Interfund transfers
    receivable (payable)                  2,561         885        560      (499,911)             0
                                 ------------------------------------------------------------------
      Total assets                    1,701,903   1,147,303    391,190    16,904,389    280,813,766
                                 ==================================================================
   LIABILITIES AND PLAN EQUITY
   Other liabilities                          1           0        (25)        2,007        479,147

Plan equity                           1,701,902   1,147,303    391,215    16,902,382    280,334,619
  Total liabilities              ------------------------------------------------------------------
    and plan equity                   1,701,903   1,147,303    391,190    16,904,389    280,813,766
                                 ==================================================================
Number of units                          16,541      12,053      4,353
                                 =====================================
Plan equity per unit                     102.89       95.19      89.87
                                 =====================================

See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION

                                DECEMBER 31, 1995

                 ASSETS             FUND A       FUND B      FUND C      FUND D        FUND E       FUND F       FUND G
                                ------------------------------------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                   $     779,262    7,122,281         0       268,153       580,997      268,165      134,075
    Group annuity insurance
      contracts, at cost                    0   65,086,146         0             0             0            0            0
    Pooled investment funds
      (cost, $94,496,116)                   0            0         0    25,936,796    57,518,443   21,226,632   12,642,366
    Securities of
      participating employer
      (cost, $23,995,480)          20,649,019            0         0             0             0            0            0
    Participant loans receivable            0            0         0             0             0            0            0
                                ------------------------------------------------------------------------------------------
      Total investments            21,428,281   72,208,427         0    26,204,949    58,099,440   21,494,797   12,776,441
  Dividends and interest
    receivable                          3,767      394,067         0        89,515             0          405      228,407
  Contributions receivable
    and other                          55,972      197,891     1,760        65,875       144,896       50,939       37,574
  Interfund transfers
    receivable (payable)              682,002      (71,997)      103       (45,492)      118,529       20,276         (432)
                                ------------------------------------------------------------------------------------------
      Total assets              $  22,170,022   72,728,388     1,863    26,314,847    58,362,865   21,566,417   13,041,990
                                ==========================================================================================
 LIABILITIES AND PLAN EQUITY
  Other liabilities             $     342,838      215,340     1,863        42,505        90,727       31,125       23,715

Plan equity                        21,827,184   72,513,048         0    26,272,342    58,272,138   21,535,292   13,018,275
  Total liabilities             ------------------------------------------------------------------------------------------
    and plan equity             $  22,170,022   72,728,388     1,863    26,314,847    58,362,865   21,566,417   13,041,990
                                ==========================================================================================
Number of units                       272,574    6,613,336         0       657,858     1,026,469      286,159      234,418
                                ==========================================================================================
Plan equity per unit            $       80.08        10.96      0.00         39.94         56.77        75.26        55.53
                                ==========================================================================================

(RESTUBBED TABLE CONTINUED)

                 ASSETS                  FUND H      FUND I      FUND J     FUND K       LOANS          TOTAL
                                      ----------------------------------------------------------------------------
  Investments:
    Fixed income investments,
      at cost                             750,251           0           0          0             0       9,903,184
    Group annuity insurance
      contracts, at cost                        0           0           0          0             0      65,086,146
    Pooled investment funds
      (cost, $94,496,116)                       0     591,543     386,041    265,388             0     118,567,209
    Securities of
      participating employer
      (cost, $23,995,480)                       0           0           0          0             0      20,649,019
    Participant loans receivable                0           0           0          0    12,643,324      12,643,324
                                      ----------------------------------------------------------------------------
      Total investments                   750,251     591,543     386,041    265,388    12,643,324     226,848,882
  Dividends and interest
    receivable                              2,431           0           0          0       233,563         952,155
  Contributions receivable
    and other                                   0         969       1,431        846       398,880         957,033
  Interfund transfers
    receivable (payable)                 (682,494)          0           0    (20,495)            0               0
                                      ----------------------------------------------------------------------------
      Total assets                         70,188     592,512     387,472    245,739    13,275,767     228,758,070
                                      ============================================================================
 LIABILITIES AND PLAN EQUITY
  Other liabilities                        70,188           0           0          0       445,379       1,263,680

Plan equity                                     0     592,512     387,472    245,739    12,830,388     227,494,390
  Total liabilities                   ----------------------------------------------------------------------------
    and plan equity                        70,188     592,512     387,472    245,739    13,275,767     228,758,070
                                      ============================================================================
Number of units                                 0       6,959       4,762      3,100
                                      ==============================================
Plan equity per unit                         0.00       85.14       81.37      79.27
                                      ==============================================

See accompanying notes to financial statements.


                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                               FUND A         FUND B        FUND D       FUND E        FUND F       FUND G       FUND I
                            ----------------------------------------------------------------------------------------------
Net investment income:
  Dividends                 $     550,664             0     3,224,646    4,473,787     2,781,370      725,643            0
  Interest                         25,971     4,792,513             0            0             0            0        1,292
                            ----------------------------------------------------------------------------------------------
    Net investment income         576,635     4,792,513     3,224,646    4,473,787     2,781,370      725,643        1,292

Realized gains                    240,751             0       545,522    2,677,029       565,041      187,084       28,940

Net change in
  unrealized appreciation
  on investments                2,758,968             0     1,666,588      596,914     1,536,667    1,664,643      132,492

Contributions:
  Employer contributions          774,929     2,941,199       697,528    1,567,718       808,531      593,988      156,940
  Employee contributions        2,591,112     7,075,708     2,926,215    6,806,693     3,486,945    2,529,518      700,948
                            ----------------------------------------------------------------------------------------------
    Total contributions         3,366,041    10,016,907     3,623,743    8,374,411     4,295,476    3,123,506      857,888

Participant loan repayments       679,090     2,034,092       761,708    1,804,880       811,484      538,709       35,100

Distributions and other        (1,481,978)   (7,710,035)   (1,635,883)  (3,695,343)   (1,076,530)    (740,129)     (42,240)

Transfer from plan A              304,065     1,500,646       226,904      863,256       272,729      227,907       15,220

Plan meger                                    2,115,930

Plan fees and expenses            (56,384)     (191,085)      (40,168)     (67,617)      (23,389)     (16,653)      (1,387)

Loans to participants          (1,115,712)   (3,401,164)   (1,043,777)  (2,865,045)   (1,077,941)    (662,501)     (84,851)

Interfund transfers             2,789,925    (3,083,369)     (205,041)   1,025,382      (476,289)    (351,021)     166,936
                            ----------------------------------------------------------------------------------------------
  Net changes in
  plan equity                   8,061,401     6,074,435     7,124,242   13,187,654     7,608,618    4,697,188    1,109,390

Plan equity at
  beginning of period          21,827,184    72,513,048    26,272,342   58,272,138    21,535,292   13,018,275      592,512
Plan equity at              ----------------------------------------------------------------------------------------------
  end of period             $  29,888,585    78,587,483    33,396,584   71,459,792    29,143,910   17,715,463    1,701,902
                            ==============================================================================================

(RESTUBBED TABLE CONTINUED)

                                  FUND J      FUND K      LOAN FUND       TOTAL
                               -----------------------------------------------------
Net investment income:
  Dividends                              0            0            0      11,756,110
  Interest                             138            0    1,054,730       5,874,644
                               -----------------------------------------------------
    Net investment income              138            0    1,054,730      17,630,754

Realized gains                      11,596       17,904            0       4,273,867

Net change in
  unrealized appreciation
  on investments                    78,249       13,907            0       8,448,428

Contributions:
  Employer contributions            98,104       28,728                    7,667,665
  Employee contributions           381,652      136,475                   26,635,266
                               -----------------------------------------------------
    Total contributions            479,756      165,203            0      34,302,931

Participant loan repayments          9,213       12,218   (6,686,494)              0

Distributions and other            (29,240)      (6,678)    (936,938)    (17,354,994)

Transfer from plan A                55,601          (87)     354,994       3,821,235

Plan meger                                                                 2,115,930

Plan fees and expenses                (893)        (346)           0        (397,922)

Loans to participants              (25,392)      (9,319)  10,285,702               0

Interfund transfers                180,803      (47,326)                           0
                               -----------------------------------------------------
  Net changes in
  plan equity                      759,831      145,476    4,071,994      52,840,229

Plan equity at
  beginning of period              387,472      245,739   12,830,388     227,494,390
Plan equity at                 -----------------------------------------------------
  end of period                  1,147,303      391,215   16,902,382     280,334,619
                               =====================================================

See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                FUND A       FUND B       FUND C       FUND D       FUND E        FUND F       FUND G
                            --------------------------------------------------------------------------------------------
Net investment income:
  Dividends                 $     590,297            0            0    2,892,143    3,035,211     2,409,941      878,367
  Interest                         15,642    4,599,014       36,897       18,771       40,670        14,078        9,385
                            --------------------------------------------------------------------------------------------
    Net investment income         605,939    4,599,014       36,897    2,910,914    3,075,881     2,424,019      887,752

Realized gains/(losses)           901,883            0            0      111,744    1,081,927       174,229      (81,314)

Net change in
  unrealized appreciation
  on investments                1,677,760            0            0    2,726,812   11,126,677     1,100,934      923,695

Contributions:
  Employer contributions          852,625    2,860,459       64,592      609,985    1,290,239       692,433      637,377
  Employee contributions        2,757,697    7,381,015      102,217    2,541,017    5,305,673     2,908,670    2,623,473
                            --------------------------------------------------------------------------------------------
    Total contributions         3,610,322   10,241,474      166,809    3,151,002    6,595,912     3,601,103    3,260,850

Participant loan repayments       555,485    1,570,060       16,744      485,329    1,121,031       456,057      396,807

Distributions and other          (994,377)  (5,011,788)     (80,485)    (644,943)  (1,472,141)     (571,587)    (661,005)

Transfer from plan A            1,602,759    9,479,382      852,637    1,147,496    2,339,258     1,077,097      924,945

Plan fees and expenses            (65,865)    (291,526)      (1,895)     (47,794)     (87,683)      (28,190)     (21,407)

Loans to participants            (934,498)  (2,886,601)     (22,806)    (833,551)  (1,985,110)     (704,573)    (569,428)

Interfund transfers            (4,315,119)   3,335,355   (3,327,706)   1,674,192    2,985,928     2,690,572   (2,540,379)
                            --------------------------------------------------------------------------------------------
  Net changes in
  plan equity                   2,644,289   21,035,370   (2,359,805)  10,681,201   24,781,680    10,219,661    2,520,516

Plan equity at
  beginning of period          19,182,895   51,477,678    2,359,805   15,591,141   33,490,458    11,315,631   10,497,759
                            --------------------------------------------------------------------------------------------
Plan equity at
  end of period             $  21,827,184   72,513,048            0   26,272,342   58,272,138    21,535,292   13,018,275
                            ============================================================================================

(RESTUBBED TABLE CONTINUED)

                                FUND H       FUND I      FUND J      FUND K     LOAN FUND       TOTAL
                             ----------------------------------------------------------------------------
Net investment income:
  Dividends                        11,852           0           0           0            0      9,817,811
  Interest                              0           0           0           0      663,637      5,398,094
                             ----------------------------------------------------------------------------
    Net investment income          11,852           0           0           0      663,637     15,215,905

Realized gains/(losses)          (404,454)      3,554      15,330       1,616            0      1,804,515

Net change in
  unrealized appreciation
  on investments                  397,674      55,557      20,209      27,686            0     18,057,004

Contributions:
  Employer contributions                0      46,512      31,774       7,953            0      7,093,949
  Employee contributions                0     213,966     200,321      55,961            0     24,090,010
                             ----------------------------------------------------------------------------
    Total contributions                 0     260,478     232,095      63,914            0     31,183,959

Participant loan repayments         3,655      11,706       3,972       4,943   (4,625,789)             0

Distributions and other           (42,121)     (3,027)       (897)       (484)    (508,480)    (9,991,335)

Transfer from plan A               62,414           0           0           0    1,090,529     18,576,517

Plan fees and expenses             (4,681)          0           0           0            0       (549,041)

Loans to participants             (26,823)    (27,106)     (7,076)     (1,331)   7,998,903              0

Interfund transfers            (1,067,427)    291,350     123,839     149,395            0              0
                             ----------------------------------------------------------------------------
  Net changes in
  plan equity                  (1,069,911)    592,512     387,472     245,739    4,618,800     74,297,524

Plan equity at
  beginning of period           1,069,911           0           0           0    8,211,588    153,196,866
                             ----------------------------------------------------------------------------
Plan equity at
  end of period                         0     592,512     387,472     245,739   12,830,388    227,494,390
                             ============================================================================

See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                  FUND A      FUND B      FUND C      FUND D        FUND E       FUND F       FUND G
                               ---------------------------------------------------------------------------------------
Net investment income:
  Dividends                     $  460,922           0           0   1,543,107     1,408,251      720,738    1,082,644
  Interest                          13,287   3,407,918      80,738       4,740         7,540        4,717        3,273
                               ---------------------------------------------------------------------------------------
    Net investment income          474,209   3,407,918      80,738   1,547,847     1,415,791      725,455    1,085,917

Realized gains                      14,035           0           0       6,952       155,174        7,922          244

Net change in unrealized
  (depreciation) on investments (3,543,082)          0           0    (954,368)   (1,249,664)    (183,923)  (1,050,127)

Contributions:
  Employer contributions           205,995     521,882      55,627     194,034       441,567      170,936      164,233
  Employee contributions         1,942,528   4,484,973     373,701   1,893,553     4,354,295    1,863,625    1,978,315
                               ---------------------------------------------------------------------------------------
    Total contributions          2,148,523   5,006,855     429,328   2,087,587     4,795,862    2,034,561    2,142,548

Participant loan repayments        484,978   1,281,105     112,997     387,657       973,470      369,492      343,523

Distributions and other           (893,079) (1,910,026)   (169,367)   (367,340)     (557,320)    (452,187)    (377,581)

Transfer from (to) Plan A        1,088,554    (176,128)     17,065    (286,196)       35,467       38,180      411,225

Plan fees and expenses             (31,244)    (83,685)     (4,885)    (22,039)      (40,689)     (14,528)     (13,570)

Loans to participants             (475,216) (1,521,645)   (104,658)   (407,977)     (905,810)    (307,356)    (280,103)

Interfund transfers              1,715,724    (638,678)   (106,905)   (912,028)   (1,164,447)     237,552    1,087,752
                               ---------------------------------------------------------------------------------------
  Net changes in plan equity       983,402   5,365,716     254,313   1,080,095     3,457,834    2,455,168    3,349,828

Plan equity at beginning of
  period                        18,199,493  46,111,962   2,105,492  14,511,046    30,032,624    8,860,463    7,147,931
                               ---------------------------------------------------------------------------------------
Plan equity at end of
  period                       $19,182,895  51,477,678   2,359,805  15,591,141    33,490,458   11,315,631   10,497,759
                               =======================================================================================

(RESTUBBED TABLE CONTINUED)

                                   FUND H      LOAN FUND       TOTAL
                                ---------------------------------------
Net investment income:
  Dividends                           6,060             0     5,221,722
  Interest                            4,181       435,436     3,961,830
                                ---------------------------------------
    Net investment income            10,241       435,436     9,183,552

Realized gains                      100,040             0       284,367

Net change in unrealized
  (depreciation) on investments  (1,220,511)            0    (8,201,675)

Contributions:
  Employer contributions               (278)            0     1,753,996
  Employee contributions                  0             0    16,890,990
                                ---------------------------------------
    Total contributions                (278)            0    18,644,986

Participant loan repayments           1,101    (3,954,323)            0

Distributions and other             (52,743)      (14,658)   (4,794,301)

Transfer from (to) Plan A           (15,566)      227,174     1,339,775

Plan fees and expenses               (6,954)            0      (217,594)

Loans to participants               (43,935)    4,046,700             0

Interfund transfers                (217,427)       (1,543)            0
                                ---------------------------------------
  Net changes in plan equity     (1,446,032)      738,786    16,239,110

Plan equity at beginning of
  period                          2,515,943     7,472,802   136,957,756
                                ---------------------------------------
Plan equity at end of
  period                          1,069,911     8,211,588   153,196,866
                                =======================================


See accompanying notes to financial statements.

                           RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                                  NOTES TO FINANCIAL STATEMENTS
                                        DECEMBER 31, 1996

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

A.    BASIS OF ACCOUNTING

      The financial statements of the Ryder System, Inc. Employee Savings Plan B (the "Plan") are prepared on the accrual basis of accounting. Plan assets, except for fixed income investments, participant loan receivables and group annuity insurance contracts which are valued at contract value, are stated at market value (quoted market prices) as determined by the Plan's trustee. Purchases and sales of securities are recorded on a trade date basis. Cost is determined based on historical average cost.

B.    RECLASSIFICATION

      Certain 1995 financial statement amounts have been reclassified to conform with the current year's presentation.

C.    USE OF ESTIMATES

      The Plan administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.    THE PLAN

      The following description of the Plan reflects all Plan amendments through December 31, 1996, and is provided for general purposes only. On January 1, 1993, the Ryder System, Inc. Employee Savings Plan B was established for active salaried employees. Effective January 1, 1995, field hourly employees of Ryder Dedicated Logistics, Inc. and full-time employees of Ryder Driver Leasing, Inc. became eligible for this Plan. Any related account balances in the Ryder System, Inc. Employee Savings Plan A were transferred to the Ryder System, Inc. Employee Savings Plan B.

      Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting. Participation in the Plan is voluntary. However, to participate in the Plan, an employee of Ryder System, Inc. (the "Company") must meet certain eligibility requirements related to employment date, age and service hours. In general, salaried employees of the Company and participating affiliates, field hourly employees of Ryder Dedicated Logistics, Inc. and full-time employees of Ryder Driver Leasing, Inc. are eligible to participate in the Plan, however, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

      The number of participants' accounts in each of the funds at December 31, 1996 and 1995 is as follows:

                                                       1996      1995
                                                       ----      ----
                                  Fund A              3,886      3,786
                                  Fund B              7,933      8,006
                                  Fund D              3,461      3,272
                                  Fund E              5,456      4,896
                                  Fund F              3,419      3,146
                                  Fund G              3,005      2,832
                                  Fund I                509         63
                                  Fund J                317        168
                                  Fund K                113        264
                                  Loan Fund           2,872      2,328

3.    PLAN INVESTMENT FUNDS

      The Plan's trustee, State Street Bank and Trust Company, maintains Plan assets in separate investment funds. Participants may elect to contribute to, or transfer among, any of the funds. Participants may transfer among funds on a daily basis. Prior to April 17, 1995, earnings were allocated monthly based on units of investment. Effective April 17, 1995, earnings are allocated daily. Effective July 1, 1997, Fidelity Management Trust Company will become the Plan's trustee.

      Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

      Investment Fund B ("Fund B") - Fund B consists of funding accounts established by co317ntracts with various insurance companies. Participants' accounts are credited with interest based on a pooling of the returns of the various funding accounts. Funding accounts generally continue for a period of two to five years after their inception. During 1996, 1995 and 1994, the yield on open funding contracts ranged from 4.7% to 9.05%, 4.89% to 9.05% and 4.89% to 9.05%, respectively.

      Investment Fund C ("Fund C") - Fund C consists of a funding account established with the Ryder System Federal Credit Union. Effective April 1, 1995, the assets of this fund were merged into Fund B and this fund was discontinued as an Investment Fund under the Plan.

      Investment Fund D ("Fund D") - Fund D may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund has been invested solely in shares of the Lord Abbett Affiliated Fund. Effective July 1, 1997, monies in the Lord Abbett Affiliated Fund will be liquidated and reinvested in the Fidelity U.S. Equity-Income Fund. This fund's goal is investment growth and income. This fund invests primarily in income producing stock such as common and preferred stocks. It may also invest in bonds for income.

      Investment Fund E ("Fund E") - Fund E may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund.

      Investment Fund F ("Fund F") - Fund F may be invested in securities issued by US based companies that are selling below book value. Up to 50% of the fund's portfolio may consist of securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund may also engage in covered call option writing. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since Plan inception, this fund has been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Contrafund. This fund invests primarily in U.S. and foreign common stocks that the fund manager believes are undervalued or out of favor. Investments can include any type of security that may produce capital growth. These out-of-favor stocks may have frequent and greater price changes than stocks of other companies.

      Investment Fund G ("Fund G") - Fund G may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. The fund's investment objective is long-term capital growth. Since Plan inception, this fund has been invested solely in shares of the Templeton World Fund. Effective April 1, 1995, assets in this fund were transferred to the Templeton Foreign Fund. All investments in the Templeton World Fund have been discontinued. Like the Templeton World Fund, the Templeton Foreign Fund's objective is long-term capital growth. The Templeton Foreign Fund maintains a flexible investment policy and can invest in all types of securities in any foreign country, developed or undeveloped. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Diversified International Fund. This fund invests primarily in companies located outside the U.S. that are included in the Morgan Stanley EAFE Index. The fund focuses on large companies with stock that is undervalued compared to industry norms in their countries.

      Investment Fund H ("Fund H") - Fund H was invested in Aviall, Inc. common stock and was a frozen fund. Participants could not contribute to nor transfer into the fund. Participants could transfer assets from Fund H to any other investment fund of the

      Plan. Monies remaining in the fund at December 31, 1995, were liquidated and reinvested in Fund A.

      Investment Fund I ("Fund I") - Effective April 1, 1995, the Life Solutions Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is price appreciation; income is secondary. The typical allocation (subject to current market conditions) is 65% US equities, 15% international equities and 20% bonds. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Asset Manager Growth. This fund's goal is to provide high total return over the long term. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Over time, the fund will generally aim for the following investment combination: 70% stock, 25% bonds, and 5% short-term/money market class. The fund manager may adjust the mix of these investments depending of the outlook for market conditions.

      Investment Fund J ("Fund J") - Effective April 1, 1995, the Life Solutions Balanced Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is to provide both current income and opportunities for price appreciation. The typical allocation (subject to current market conditions) is 50% US equities, 10% international equities and 40% bonds. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Asset Manager. This fund's goal is to provide high total return with reduced risk over the long term. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Over time, the fund will generally aim for the following investment combination: 50% stock, 40% bonds, and 10% short-term/money market class. The fund manager may adjust the mix of these investments depending of the outlook for market conditions.

      Investment Fund K ("Fund K") - Effective April 1, 1995, the Life Solutions Income & Growth Fund managed by State Street Bank was added as an investment option in the Plan. This fund's primary objective is to provide a high level of income and more limited opportunities for price appreciation. The typical allocation (subject to current market conditions) is 35% US equities, 5% international equities and 60% bonds. Effective July 1, 1997, monies in this fund will be liquidated and reinvested in the Fidelity Asset Manager Income. This fund's goal is to provide high current income, but also considers the potential for long term growth. This fund invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Over time, the fund will generally aim for the following investment combination: 20% stock, 50% bonds, and 30% short-term/money market class. The fund manager may adjust the mix of these investments depending of the outlook for market conditions.

      Investment Fund L ("Fund L") - Effective July 1, 1997, the Fidelity U.S. Bond Index Fund will be added as an investment option in the Plan. This fund's goal is to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The fund purchases investment-grade securities with maturities of at least one year including U.S.Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.

      Investment Fund M ("Fund M") - Effective July 1, 1997, the Spartan U.S. Equity Index Fund will be added as an investment option in the Plan. This fund's goal is to match the total return of the Standard & Poor's 500 Index. The fund invests in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

      Investment Fund N ("Fund N") - Effective July 1, 1997, the Fidelity Emerging Growth Fund will be added as an investment option in the Plan. This fund's goal is long term capital growth. The fund invests mainly in stocks of small and medium-sized companies in the developing stages of their life cycle that the fund's manager believes have the potential for accelerated earnings or revenue growth. Such stocks may be subject to abrupt or erratic changes. This fund carries a `redemption fee", which is charged to discourage short-term buying and selling of fund shares. Currently the redemption fee is 0.75% of the value of the shares sold.

      Investment Fund O ("Fund O") - Effective July 1, 1997, Fund O may be invested the Fidelity Growth Company Fund. This fund's goal is long term capital growth. The fund invests in common stocks of companies with earnings or gross sales that indicate the potential for above-average growth.

4.    CONTRIBUTIONS

      Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $9,500, or c) such other amount as shall be determined by the Company's Retirement Committee from time to time. Effective April 1, 1995, the Company matches 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 3% of the employee's compensation for any plan year. Some eligible employees receive Company contributions that include $400 of basic fully vested contribution, plus 100% match to the first $300 of employee fully vested contribution and 50% match to the next $400 or $800 of employee contribution. Participants are fully vested in the earnings of their individual contributions to the Plan and vest 25% per year in the Company contributions and the earnings attributable to such contributions. Upon participant's distribution, related, non-vested Company contributions are forfeited and are used to offset future Company contributions.

5.    DISTRIBUTIONS

      On termination of service, if a participant's account balance is greater than $3,500, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $3,500 receive automatic distributions. The 1996 and 1995 Plan Equity on the Statement of Financial Position includes the following amounts allocated to accounts of terminated persons who have not yet been paid.

                                                    1996                 1995
                                                    ----                 ----
                            Fund A       $         23,481               23,394
                            Fund B                130,755              119,839
                            Fund D                 10,241                9,538
                            Fund E                 22,467               16,587
                            Fund F                  9,318                9,310
                            Fund G                 10,344               11,090
                            Fund I                 13,401                4,637
                            Fund J                  4,330                3,393
                            Fund K                    727                    0
                            Loan Fund               4,915                4,334
                                            -------------        -------------
                            Total        $        229,979              202,122
                                            =============        =============

6.    WITHDRAWALS

      A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan administrator must approve the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for tax purposes.

7.    DISTRIBUTIONS TO AVIALL PLAN

      On December 7, 1993, Ryder System, Inc. completed the spin-off of its Aviation Division, Aviall, Inc. ("Aviall"). Under the terms of the spin-off, the Company distributed to its holders of common stock one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. Participants in the Savings Plan who were invested in the Ryder System, Inc. common stock fund on this date received the equivalent of one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. As a result of the spin-off a new "Fund H" was created. The investment fund balances of Aviall employees in the Plan at December 7, 1993, were transferred to a newly established plan for employees of Aviall.

8.    PARTICIPANT LOANS

      Plan participants are able to request loans against their Plan account balances subject to certain limitations as to amount and repayment term. Loans accrue interest at a rate which is comparable to those of most major lending institutions and all principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

9.    TERMINATION

      While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

10.   FEDERAL INCOME TAX EFFECTS OF THE PLAN

      The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter was obtained on August 26, 1996, for the Ryder System, Inc. Employee Savings Plan B.

      Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

      Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

11.   PLAN FEES AND EXPENSES

      Generally, Plan fees and expenses are paid by the Plan. At its discretion, the Company may elect to pay some administrative and marketing expenses.

12.   NET REALIZED GAINS OR LOSSES

      Net realized gains or losses on investments covering each of the last two years are as follows:

           FOR THE YEAR ENDED DECEMBER 31, 1996:

                                                                       NET
                             AGGREGATE        AGGREGATE           REALIZED
                             PROCEEDS           COST            GAIN/(LOSS)
                           -------------   ---------------   ---------------
           Fund A        $     1,779,935         1,539,184           240,751
           Fund D              4,075,392         3,529,870           545,522
           Fund E              7,491,353         4,814,324         2,677,029
           Fund F              4,055,881         3,490,840           565,041
           Fund G              2,407,254         2,220,170           187,084
           Fund I                309,463           280,523            28,940
           Fund J                164,655           153,059            11,596
           Fund K                252,471           234,567            17,904
                           -------------   ---------------   ---------------
                         $    20,536,404        16,262,537         4,273,867
                           =============   ===============   ===============

           FOR THE YEAR ENDED DECEMBER 31, 1995:

                                                                   NET
                             AGGREGATE      AGGREGATE          REALIZED
                             PROCEEDS         COST           GAIN/(LOSS)
                           -------------   -------------   --------------
           Fund A        $     3,052,947       2,151,064          901,883
           Fund D              1,057,007         945,263          111,744
           Fund E              3,158,219       2,076,292        1,081,927
           Fund F              1,021,856         847,627          174,229
           Fund G             15,406,810      15,488,124          (81,314)
           Fund H              1,323,316       1,727,770         (404,454)
           Fund I                 67,853          64,299            3,554
           Fund J                410,114         394,784           15,330
           Fund K                 36,743          35,127            1,616
                           -------------   -------------   --------------
                         $    25,534,865      23,730,350        1,804,515
                           =============   =============   ==============

           FOR THE YEAR ENDED DECEMBER 31, 1994:

                                                                    NET
                             AGGREGATE       AGGREGATE          REALIZED
                             PROCEEDS          COST           GAIN/(LOSS)
                           -------------   --------------   ----------------
           Fund A        $     4,039,960        4,025,925             14,035
           Fund D              2,618,082        2,611,130              6,952
           Fund E              5,539,933        5,384,759            155,174
           Fund F              2,543,826        2,535,904              7,922
           Fund G              3,333,805        3,333,561                244
           Fund H                742,829          642,789            100,040
                           -------------   --------------   ----------------
                         $    18,818,435       18,534,068            284,367
                           =============   ==============   ================

13.    SUBSEQUENT EVENTS

      The change in net unrealized gains or losses arising in the various funds of the Plan after December 31, 1996 and prior to May 1, 1997 are as follows:

                          UNREALIZED                               NET CHANGE
                        APPRECIATION/           UNREALIZED             IN
                        (DEPRECIATION)         APPRECIATION/       UNREALIZED
                     AT DECEMBER 31, 1996    AT APRIL 30, 1997    APPRECIATION
                     --------------------    ----------------- ----------------

       Fund A       $        8,379,645             10,855,736         2,476,091
       Fund B                        0                      0                 0
       Fund D                4,199,424              6,235,806         2,036,382
       Fund E               19,808,124             17,273,095        (2,535,029)
       Fund F                3,433,485              4,725,412         1,291,927
       Fund G                1,991,420              2,577,800           586,380
       Fund I                  188,049                226,871            38,822
       Fund J                   98,458                117,185            18,727
       Fund K                   41,593                 41,918               325
       Loan Fund                     0                      0                 0
                      ----------------       ----------------   ---------------
                    $       38,140,198             42,053,823         3,913,625
                      ================       ================   ===============

                                 EXHIBIT INDEX

EXHIBIT    DESCRIPTION
-------    -----------

23.1      Independent Auditors' Consent
99.1      Schedule I - Schedule of Investments
             as of December 31, 1996 and 1995
99.2      Schedule II - Schedule of Reportable Transactions
             for the Year Ended December 31, 1996